EQUAL ENERGY ANNOUNCES
CLOSING OF THE SALE OF CANADIAN ASSETS

Calgary, Alberta – (CNW – October 15, 2012) Equal Energy Ltd. (the “Company” or “Equal”) (TSX: EQU): (NYSE: EQU) is pleased to confirm that the sale of Halkirk/Alliance/Wainwright/Clair Assets (“HAWC”) and substantially all remaining Canadian non-producing assets has closed on October 15, 2012.  Cash proceeds were $15.4 million compared to $17.4 million pursuant to the Company’s press release on October 1, 2012 due to adjustments agreed to by the Company based on final due diligence conducted by the purchaser.  Equal will apply the proceeds to reduce the amount drawn on its bank credit facility to approximately $55 million.  Equal’s bank lenders are currently reviewing the limit on the bank credit facility subsequent to the sale of the Company’s Northern Oklahoma assets in September and the Canadian asset sale that closed today.

The HAWC disposition is the second step in Equal’s ongoing strategic review process.  Management and the special committee of the board of directors continue to review opportunities for the Company’s remaining assets.  The Company’s portfolio of assets now consists of the liquids rich natural gas asset in Central Oklahoma, the Cardium light oil play in the Lochend area of Alberta and certain royalty interests in Canada.  Adjusting for this sale and the previously announced sale of Northern Oklahoma, Equal’s current corporate production is approximately 8,300 boe/day consisting of 48% natural gas, 45% NGL’s and 7% oil.

Dell Chapman                                                                                                Don Klapko
SVP Finance & CFO                                                                                       President and Chief Executive Officer
(403) 538-3580 or (877) 263-0262                                                            (403) 536-8373 or (877) 263-0262

info@equalenergy.ca
www.equalenergy.ca

About Equal Energy Ltd.
Equal is an exploration and production oil and gas company based in Calgary, Alberta, Canada with its United States operations office located in Oklahoma City, Oklahoma. Equal’s shares and convertible debentures are listed on the Toronto Stock Exchange under the symbols (EQU, EQU.DB.B) and Equal’s shares are listed on the New York Stock Exchange under the symbol (EQU). The portfolio of oil and gas properties is geographically diversified with producing properties located in Alberta and Oklahoma.  Equal has compiled a multi-year drilling inventory for its properties including its oil opportunity in the Lochend Cardium play of Alberta in addition to its extensive inventory of drilling locations in the Hunton liquids-rich, natural gas play in Oklahoma.

Forward-Looking Statements

Certain information in this press release constitutes forward-looking statements under applicable securities law including the timing or certainty of any further action in the Company’s strategic review process, the repayment of the bank credit facility and the outcome of the bank lenders review of the limit on the bank credit facility.  Any statements that are contained in this press release that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements are often identified by terms such as "may," "should," "anticipate," "expects," "seeks" and similar expressions.

Forward-looking statements necessarily involve known and unknown risks, such as risks associated with oil and gas production; marketing and transportation; loss of markets; volatility of commodity prices; currency and interest rate fluctuations; imprecision of reserve estimates; environmental risks; competition; incorrect assessment of the value of acquisitions; failure to realize the anticipated benefits of acquisitions or dispositions; inability to access sufficient capital from internal and external sources; changes in legislation, including but not limited to income tax, environmental laws and regulatory matters.  Readers are cautioned that the foregoing list of factors is not exhaustive.

Readers are cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

Additional information on these and other factors that could affect Equal's operations or financial results are included in Equal's reports on file with Canadian and U.S. securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), the SEC's website (www.sec.gov), Equal's website (www.equalenergy.ca) or by contacting Equal. Furthermore, the forward looking statements contained in this news release are made as of the date of this news release, and Equal does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by securities law.